1195 NW Compton Drive, Beaverton, OR 97006-1992, USA
Phone: +1-503-748-1100 Fax: +1-503-748-1244 www.planar.com

March 26, 2010

VIA EDGAR, FACSIMILE AND OVERNIGHT COURIER

Mr. Kevin L. Vaughn

Accounting Branch Chief

Mail Stop 3030

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Planar Systems, Inc.

Form 10-K for the year ended September 25, 2009 filed December 1, 2009

Form 10-Q for the quarter ended December 25, 2009 filed February 3, 2010

File No. 0-23018

Dear Mr. Vaughn:

On behalf of Planar Systems, Inc. (“Planar” or the “Company”), set forth below are the Company’s responses to the comments included in your letter dated March 12, 2010 regarding the above referenced filings. Your comments are also included below in italics for your convenience.

Form 10-K for the year ended September 25, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Policies and Estimates, page 20

- Revenue Recognition, page 20

1.	Comment: We note your disclosure here that you provide price protection under “certain conditions” and within “limited” time periods. Please tell us and expand your disclosures in future filings to provide additional details regarding the conditions under which you grant price protection and the time periods over which you provide the price protection.

Response: Pursuant to our agreements with each reseller of the Company’s commercial LCD desktop monitors, touch monitors and business projectors we are obligated to provide price protection so that, in the event there is a decrease in the list price of a product subsequent to a purchase by the reseller, the reseller is entitled to receive a credit equal to the price decrease for all new and unused products held by the

Mr. Kevin L. Vaughn

March 26, 2010

reseller in inventory as of the date of the claim. In order to receive the credit, the reseller must submit a claim for the credit within 45 days of the date the list price reduction is published. At the time of each sale of products covered by such a price protection clause, we estimate the price adjustment based upon historical experience, prevailing market conditions and other qualitative factors. The Company will expand its disclosures in future filings to provide the foregoing additional details.

Sales, page 25

2.	Comment: We note that your sales in all segments decreased as a result of macroeconomic difficulties and the weakness in the economy. Please revise future filings to provide a more detailed discussion of the material changes in your sales that provides users with information relevant to an assessment of your financial condition and results of operations. In this regard, we note your disclosure within your Commercial segment regarding decreases in volumes and average selling prices. In accordance with item 303(A)(3)(iii) of Regulation S-K, please revise the discussion of sales in future filings to quantify the impact of prices and volume on your sales.

Response: The Company will revise its future filings to provide more detail with respect to material changes in sales to better enable the reader to assess the Company’s financial condition and results of operations. In particular, the Company will revise the discussions of sales in future filings where possible to better quantify the impact of changing prices and volumes on sales.

Item 8. Financial Statements and Supplementary Data, page 33

Note 11 - Income Taxes, page 53

3.	Comment: We note from the rate reconciliation table on page 54 that “foreign income distributions” impacted your effective tax rate in 2009. Please tell us and revise future filings to clarify the nature of these foreign income distributions. In this regard, please clarify the relationship, if any, between the foreign income distributions described here and your disclosure on page 56 that undistributed earnings from non-U.S. operations are intended to be reinvested indefinitely outside of the United States.

Response: The foreign income distribution that impacted the Company’s effective tax rate in the fiscal year ended September 25, 2009 was a dividend from Planar Systems OY, the Company’s direct, wholly-owned subsidiary domiciled in Finland (for tax purposes, a “foreign controlled corporation”). A portion of that dividend was from previously taxed income (“PTI”) and the remaining portion created taxable income for the Company in fiscal 2009. Taxes with respect to the PTI portion of the

Mr. Kevin L. Vaughn

March 26, 2010

dividend were accrued in prior years. Because the tax rate in the “Computed statutory rate” line of the reconciliation table included the entire dividend, the PTI portion of the dividend was reflected as a rate benefit under the heading “Effect foreign income distributions.”

The foreign distribution in fiscal 2009 represented the portion of undistributed foreign earnings that was not intended to be indefinitely reinvested outside the United States. The fiscal 2009 distribution is separate from the remaining undistributed earnings from foreign operations. The Company has specific plans for indefinitely reinvesting outside of the U.S. the remaining undistributed earnings from non-U.S. operations as indicated on page 56. The Company applied the requirements outlined in Section 740-30-25 of the FASB Accounting Standards Codification to guide our compliance with the indefinite reversal criteria. The Company will expand its disclosures in future filings to provide the foregoing clarification regarding any foreign dividends and their potential impact on the Company’s effective tax rate.

Note 15 - 401(K) and Pension Plan, page 64

4.	Comment: We note the employees of your foreign subsidiary participate in a defined benefit pension plan. Please tell us and revise future filings as appropriate to explain how you account for these defined benefit pension plans. Provide the disclosures required by section 715-20-50 and 715-30-50 of the FASB Accounting Standards Codification or otherwise tell us why you believe such disclosures are not required.

Response: Persons employed by the Company’s direct and indirect foreign subsidiaries in Finland and France participate in pension plans that are sponsored by the government of each such foreign country. Sections 715-20-50 and 715-30-50 of the FASB Accounting Standards Codification require disclosures by “an employer that sponsors one or more” defined benefit plans. Neither the Company nor its direct and indirect foreign subsidiaries in Finland or France “sponsor” these pension plans and therefore the disclosures required by sections 715-20-50 and 715-30-50 are not applicable. Except for the payment of premiums described below, neither the Finnish nor the French foreign subsidiary has any obligation with respect to such plans, including any obligation to make payments, invest or otherwise manage plan assets or contributions or to pay benefits to employees once they reach retirement age. The only obligation of the foreign subsidiary is to pay premiums to the respective governments’ pension insurance agency and as such the plan is accounted for similar to a defined contribution plan, and the Company accrues the estimated premiums on a monthly basis. Both the foreign entities and the employees of these entities contribute to the pension insurance agency and benefits are calculated and paid by these government agencies. Premiums are based on employee wages and are billed by, and remitted on a monthly basis to, the various government pension insurance agencies. In future filings, the Company will clarify the nature of these plans and how the Company accounts for the contributions of its foreign subsidiaries to these governments’ pension insurance programs.

Mr. Kevin L. Vaughn

March 26, 2010

Note 16 - Gain on Sale of Assets, page 64

5.	Comment: We note that in the first quarter of 2009 you sold the assets associated with your digital signage software business and recognized a gain of $5.5 million. Please provide us with your detailed analysis underlying your conclusion that the sale of these assets did not constitute the disposal of a component of the Company as defined by Topic 205 of the FASB Accounting Standards Codification.

Response: During the first fiscal quarter of 2009, the Company sold its digital signage software assets in two separate transactions. Subtopic 205-20 of the FASB Accounting Standards Codification (“Topic 205”), “Discontinued Operations” establishes U.S. GAAP for the reporting of discontinued operations. Topic 205 indicates that “a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.” Company management determined that the digital signage software assets did not constitute a “component” of the Company because the cash flows were not clearly distinguished, either operationally or for financial reporting, from the cash flows associated with the other business operations included in the Control Room and Signage segment (the Company business unit) within which these software products were developed and sold.

The digital signage software assets were included among the assets acquired by the Company through its acquisition of Clarity Visual Systems, Inc. (“Clarity”) in September 2006. From the date of the acquisition of Clarity through the completion of its fiscal year ended September 25, 2009, the Company reported all of the former Clarity operations, including the digital signage software sales, as part of its Control Room and Signage segment (“CSBU”). Cash flows resulting from the development and sale of digital signage software products were included among the cash flows of the CSBU. The Company’s four former operating segments (the Industrial Business Unit (or “IBU”), the Commercial Business Unit (or “CBU), the Home Theater Business Unit (or “HTBU”) and the CSBU) were the lowest or most granular level with which the Company was able to associate cash flows for both operational and financial reporting purposes.

Topic 205 further states that a component of an entity may be: (A) a reportable segment or an operating segment as defined in Topic 280 of the FASB Accounting Standards Codification (“the Codification”) (B) a reporting unit as defined in Topic 350 of the Codification (“Topic 350”) or (C) a subsidiary or an asset group. The Company evaluated each of these possible characterizations of a “component” and determined that the digital signage software assets likewise did not constitute a “component” under any of these definitions.

Mr. Kevin L. Vaughn

March 26, 2010

First, Topic 280 of the Codification (“Topic 280”) establishes the criteria for reportable segments and defines an “operating segment” of an enterprise as one: (a) that engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources and to assess its performance and (c) for which discrete financial information is available. While the development and sale of digital signage software products obviously resulted in revenues and expenses, the Company previously determined and continues to maintain that the digital signage software assets were not a distinct operating segment.

Through the end of the fiscal year ended September 25, 2009, the Company maintained the above-mentioned four discrete operating segments. During this time, the Company’s chief operating decision maker reviewed business results at the business unit level (i.e. for the entire CSBU) to make decisions about resources and to assess performance. Furthermore, because it was only a part of the CSBU, discrete financial information other than revenue was not made available to or reviewed by the Company’s chief operating decision maker. Accordingly, the digital signage software assets did not qualify as a reportable segment or operating segment under Topic 280.

Section 350-20 of the Codification defines a “reporting unit” as “an operating segment or one level below an operating segment (also known as a component)” and indicates that “a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component…” As noted above, the Company did not produce discrete financial information with respect to the digital signage software assets and management did not review the operating results of the digital signage software assets other than tracking revenue. In addition, the Company has historically used the guideline above to define its reporting units for goodwill impairment analyses and has concluded that each operating segment (business unit) is its own reporting unit and that no components exist at a level below the operating segment or business unit level. As a result, it was determined that the digital signage software assets were not a reporting unit under Topic 350.

Topic 205 defines an “asset group” as a group that “represents the lowest level for which identifiable cash flows are largely independent of the cash flows of the other groups of assets and liabilities.” As indicated above, the lowest level for which cash flows were identified was the business unit or segment level (i.e. the entire CSBU). The development and sale of digital signage software products was a part of the CSBU and the related cash flows were not identified independently of the cash flows from the other business operations conducted in the CSBU business unit. The digital signage software assets were not operated in a discrete subsidiary and, based on the foregoing, did not constitute an “asset group” as defined in Topic 205.

Mr. Kevin L. Vaughn

March 26, 2010

Item 9A. Disclosure Controls and Procedures, page 67

Management’s Report on Internal Control Over Financial Reporting, page 67

6.	Comment: We note that you have not included the disclosure set forth in Item 308T(a)(4) of Regulation S-K. In connection with your management’s report on internal control over financial reporting to be included in your next Form 10-K, please include a statement regarding your auditors attestation on your internal controls over financial reporting. Please refer to Item 308(a)(4) of Regulation S-K.

Response: As a “Smaller Reporting Company” with respect to its Report on Form 10-K for the fiscal year ended September 25, 2009, the Company was not required to have its independent registered public accounting firm attest to its internal controls over financial reporting. Unfortunately, the Company erroneously omitted the statement required by Item 308T(a)(4) of Regulation S-K. The Company will include in its future Reports on Form 10-K the auditors attestation with respect to the Company’s internal control over financial reporting or, if such an attestation is not required under the rules and regulations of the Securities and Exchange Commission, any required statement that such an attestation was not required.

Form 10-Q for the quarter ended December 25, 2009

Note 8 - Business Segments, page 9

7.	Comment: We note that as a result of organization changes you eliminated your business segment structure and are now reporting one reportable segment. Please address the following:

•	Explain to us in detail the organizational changes you implemented.

Response: During the first quarter of fiscal 2010 the Company completed the implementation of changes to its organization structure in an effort to reduce costs and to better support the Company’s strategy. This new structure eliminated several executive-level positions as well as the Company’s historical “business unit” structure and was intended to create a leaner, more functional organization focused on driving growth and improved financial results for the Company as a whole. The Company believes it is important to its future success to increasingly leverage all of its product and technology offerings across all of the end markets and customers served by the Company. Given its size, the Company believes it can no longer attempt to accomplish this by addressing customers with four discrete business teams that are not structurally coordinated.

Mr. Kevin L. Vaughn

March 26, 2010

Previously the Company had a Vice President and General Manager in each business unit that reported to the Chief Executive Officer and was responsible for all aspects of the operation of the business unit other than shared administrative functions such as accounting, legal and human resources. All human resources other than the shared administrative functions (e.g. marketing, sales, engineering, manufacturing operations, etc.) necessary to conduct the operations of the business unit were also employed to work exclusively in that business unit. As a part of the organizational changes, the Company terminated or re-assigned each of the persons who formerly held the position of Vice President and General Manager of a business unit other than Doug Barnes, former Vice President and General Manager of the IBU, who was retained in a broader general management capacity. In addition, many employees with marketing, sales, engineering, manufacturing operations and other areas of expertise that were historically dedicated to a single business unit were in effect “pooled” and assigned to various products lines or projects that cut across the historical business unit lines.

7.	Comment, cont.:

•

We note the continued disclosure on your website of your four business units (Industrial, Commercial, Control Room and Signage and Home Theater). Explain how you have considered these business units in concluding that you have just one reportable segment in accordance with Topic 280 of the FASB Accounting Standards Codification.

•

Explain to us how you evaluated your four current markets (Custom and Embedded, Video Wall, Information Technology and High-end Home to determine whether they met the criteria for an operating segment outlined in paragraph 280-10-50-1 of the FASB Accounting Standards Codification.

Response: First, it was an oversight that caused our corporate website to continue to include references to our historical business units after the beginning of our current fiscal year. Since that time the oversight has been corrected and all areas of the Company’s website including reference to the former business units have been corrected and now accurately reflect the Company’s current focus on end markets.

Paragraph 280-10-50-1 of the FASB Accounting Standards Codification Topic 280, “Segment Reporting” (“Topic 280” or “ASC Topic 280”) defines an operating segment as a component of a public entity that has all of the following characteristics: (a) it engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity), (b) its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and (c) its discrete financial information is available.

Mr. Kevin L. Vaughn

March 26, 2010

Prior to the reorganization actions, the Company’s operations were comprised of four distinct operating segments — the IBU, the CBU, the CSBU and the HTBU — and, accordingly, the Company included the disclosures required under ASC Topic 280 for each of the four segments in its quarterly and annual SEC filings.

Under the Company’s new strategic focus and organization structure described above — which is focused on leveraging all of the Company’s display solutions to customers in the end markets addressed by the Company — the Company has determined that as of the first quarter of the current fiscal year ending September 24, 2010 it was composed of only one operating segment. Company management believes this is appropriate based on its analysis of the three criteria identified in ASC Topic 280.

The first criterion is whether the component of the entity engages in business activities from which it may earn revenues and incur expenses. This is not a particularly helpful test under the circumstances as this will be true for any conceivable breakdown of the Company’s business. As such, each of the new end market categories on which the Company is now focusing could, by this criterion alone, constitute an operating segment.

The second criterion is that the operating results of the component of the entity are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance. The chief operating decision maker (or “CODM”) of the Company is its Chief Executive Officer (or “CEO”). ASC Topic 280 describes the CODM as the individual — or group of individuals — charged with allocating a Company’s resources and assessing the Company’s performance. At Planar, the CEO is the individual charged by the Company’s Board of Directors with these responsibilities. The CEO reviews the financial results of the Company to assess the Company’s performance and make decisions regarding the allocation of resources.

Historically, the Company’s CODM received income statements for each business unit that detailed the business unit’s revenue and gross profit as well as the business unit’s operating expenses such as sales and marketing and research and development expenses. Along with the changes to the Company’s organization structure, the Company changed the financial information it presents to the CODM. Instead of reviewing complete segment income statements, the CODM is now provided only revenue information by the end market addressed (e.g. Custom and Embedded, Video Wall, Information Technology and High-end Home). The cost of goods sold information available to and reviewed by the CODM is presented according to

Mr. Kevin L. Vaughn

March 26, 2010

Company-wide sub-categories such as material costs, labor and overhead, freight, warranty, etc. All other income statement captions — including operating expenses and operating income — are only presented as a total for the entire Company, without consideration of, or association with, any specific product or product group. Evaluating the Company’s current operations under this second criterion suggests that the Company operates a single segment and that it would not be proper to further segment the Company’s operations either according to historical business units, the current end market focus or otherwise.

The final criterion to be considered under Topic 280 is whether discrete financial information is available for the component of the entity. As discussed above, no discrete financial information — other than revenue — is available to the Company’s CODM for the various end markets which are now the focus of the Company’s business efforts. Cost of goods sold, operating expenses and operating income are no longer tracked by, allocated to or associated with any operating segments and are all presented at the “Company consolidated” level. As such, the third criterion identified in Topic 280 does not suggest that multiple segments exist based on the Company’s current operations.

Topic 280 indicates that all three of the criteria analyzed must be established for a component of an entity to be identified as an operating segment. Because operating results are not reviewed by the Company’s CODM, and discrete financial information is not available, for either the current end markets addressed or the historical business units, they do not qualify as operating segments and as a result Company management has determined that the Company is comprised of only one operating segment.

In addition to the above analysis, the Company considered the impact of its variable compensation plans on the determination of whether the Company has only one operating segment. Historically the Company’s variable compensation plans have been linked to the achievement of goals specific to the various business units for those employees who were aligned with a business unit. For employees in shared administrative functions, variable compensation has typically been linked to total Company financial metrics. For the current fiscal year, in addition to reorganizing its management and work force, the Company has adopted a new variable compensation plan that links variable compensation, for all Company employees that participate in the variable compensation plan, regardless of the function of the employee or which products or end markets the employee may be associated with, to the achievement of the Company’s total consolidated gross margin dollars.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Kevin L. Vaughn

March 26, 2010

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me by phone at 503-748-1100 or by e-mail at scott.hildebrandt@planar.com if you have questions or need any further assistance in this matter.

Sincerely,

/s/ Scott Hildebrandt
Scott Hildebrandt
Vice President and Chief Financial Officer

cc:	Eric Atallah (by facsimile)

Audit Committee of the Planar Systems, Inc. Board of Directors

Steve Going

Ryan Gray

Diana Baumgartner

Mark Montgomery

Rod Clark

Greg Struxness